20549-0408

February 15, 2007

Robin Young
President
Globalink, Ltd.
#202, 426 Main Street
Vancouver, B.C. V6A 2T4

Re: Globalink, Ltd.
   Form SB-2, amendment number 6, filed February 13, 2007
   File Number 333-133961

Dear Mr. Young:

   We have given a full review to your amended Form SB-2 and have the following comment. Where indicated, we think this document should be revised in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be sure that time sensitive information in your amendment is still correct. We note, for example, the statement on page 5 that your website will be developed by February 2007. Is this correct? Is your security ownership information still correct? The information in your filing must be correct at the time of acceleration.

Audited Financial Statements

2.   The emphasis of matter paragraph in the auditor's opinion states that management has elected to revalue the shares issued to management and that the restatement constitutes a change in accounting estimate. A change in accounting estimate as defined in paragraph 2(d) of SFAS 154, is a revision to the assumptions used in a particular methodology to estimate assets or liabilities based on new expectations or the availability of new information. The change to your financial statements resulted from a mistake in the application of GAAP, therefore, the restatement constitutes a correction of an error and not a change in estimate. Please have your auditor revise the emphasis of matter paragraph to appropriately characterize the restatement as a correction of an error, or advise.

3.   Please revise all references to the restatement from a change in estimate to correction of an error in the financial statements in response to the above comment and include all appropriate disclosures under SFAS 154.

4.   The going concern paragraph in the auditor's report appears to contain additional language, which is prohibited by AU section 341.13. Please have your auditor revise the language in the going concern paragraph to remove the conditional language. Specifically, conditional language is not appropriate.

5.   Please have your auditor revise the audit report to include an opinion paragraph. Refer to Item 2-02(c) of Regulation S-X.

6.   Please revise throughout the document to present EPS rounded to the nearest whole cent.

Exhibit 23

7.   We note that the auditor's report is dated January 25, 2007. However, the consent is dated January 12, 2007. Please have your auditor provide an updated consent that is dated subsequent to the date of the audit report.

* * * * *

        As appropriate, please amend your registration statement in response to these comment. You may wish to provide us with marked copies of your amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Direct any questions on accounting matters to Rebekah Moore, at 202-551-3463 or to Paul Cline, Senior Accountant, at 202-551- 3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

                                        Sincerely,

                                        Mark Webb
                                        Legal Branch Chief

By fax: Jody Walker
        Fax number: 303-220-9902